VIA EDGAR

March 22, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Karen Rosotto, Division of Investment Management

Re:    Global X Funds (the “Registrant”)
File Numbers 333-151713, 811-22209

Dear Ms. Rosotto:

Thank you for your telephonic comments regarding the Registrant’s preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”), filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2018. On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms not otherwise defined herein have the meanings attributed to such terms in the Preliminary Proxy.

Comment 1.	Please revise the disclosure to clarify which entity will hold the equity interests of Global X upon the Closing of the Transaction.

Response 1.     The disclosure has been revised accordingly.

Comment 2.	Please revise the disclosure to clarify any changes to the Board’s current number of Trustees upon the Closing of the Transaction and election of Nominees to the Board.

Response 2.     The disclosure has been revised accordingly.

Comment 3.	Please revise the disclosure to clarify the reasoning for the nomination of Nominees to the Board.

Response 3.    The disclosure has been revised accordingly.

Comment 4.	Please revise the disclosure to clarify whether the New Agreement will result in an increase in the overall fees paid by the Funds.

Response 4.     The disclosure has been revised accordingly.

Comment 5.	Please revise the disclosure to more clearly indicate that each Fund is voting separately on a New Agreement in connection with the termination of its respective Current Agreement.

Response 5.     The disclosure has been revised accordingly.

Comment 6.	Please revise the disclosure to describe the composition of the Board upon the Closing of the Transaction and after giving effect to the election of the Nominees.

Response 6.     The disclosure has been revised accordingly.

Comment 7.	Please revise the disclosure to provide additional detail regarding the benefits the Transaction is expected to provide Shareholders.

Response 7.     We respectfully acknowledge the comment; however, we believe the Registrant’s current disclosure is appropriate.

Comment 8.
Please revise the disclosure to provide additional detail regarding the parties to the Transaction and their respective roles in the Transaction. In addition, please clarify that Fund Shareholders are not voting on the Transaction.

Response 8.    The disclosure has been revised accordingly.

Comment 9.	Please revise the disclosure to clarify that Global X, rather than Horizons, intends to cause the Funds to rely on Section 15(f) of the 1940 Act.

Response 9.     The disclosure has been revised to clarify why Horizons is identified in this context.

Comment 10.	Please revise the disclosure to clarify the chronology of the Board’s meetings and consideration of the New Agreement.

Response 10.     The disclosure has been revised accordingly.

Comment 11.	Please revise the disclosure to describe the Board’s options should Proposal 1 not be approved by each Fund’s Shareholders.

Response 11.    We respectfully acknowledge the comment; however, we believe the Registrant’s current disclosure is appropriate.

Comment 12.	Please revise the disclosure to clarify whether any of the other ETFs on whose boards of trustees certain of the Nominees currently serve are affiliated with Global X.

Response 12.     The disclosure has been revised accordingly.

Comment 13.	Please revise the disclosure to describe the effect of votes “against” the election of the Nominees in Proposal 2.

Response 13.     We respectfully acknowledge the comment; however, the voting options on the proxy card are limited to “for” and “withhold.”

Comment 14.	Please revise the “Information about Global X” section to include a cross-reference to “Appendix G – Principal Officers of the Trust Upon Closing.”

Response 14.     The disclosure has been revised accordingly.

Comment 15.	Please revise the disclosure to include the total estimated cost of solicitation.

Response 15.     The disclosure has been revised accordingly.

Comment 16.	Please revise the disclosure to include the name and address of the Funds’ administrator.

Response 16.     The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (980) 265-2480 (tel). Thank you.

Sincerely,

/s/Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel

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